UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
Amendment No. 1
Under the Securities Exchange Act of 1934

SANDALWOOD VENTURES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

79977R 202
(CUSIP Number)

Jim Vogiatzis
745 New Westminster Dr., Suite 801, Thornhill, Ontario, Canada L4J 8J9
Telephone: 416-885-9449
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Jim Vogiatzis

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
PF

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
Canada

| 7 | Sole Voting Power
26,112,813 shares of common stock and 250 shares of Series A Preferred Stock
Number of
Shares Bene-
ficially	| 8 | Shared Voting Power
Owned by Each	0
Reporting
Person With	| 9 | Sole Dispositive Power
26,112,813 shares of common stock and 250 shares of Series A Preferred Stock

10 | Shared Dispositive Power
N/A

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
26,112,813 shares of common stock and 250 shares of Series A Preferred Stock

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)
10.4% of the Company’s outstanding shares of common stock, 25% of the Company’s outstanding Series A Preferred Stock, and 17.9% of the Company’s outstanding voting stock

| 14 |	Type of Reporting Person
IN

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2012, by Jim Vogiatzis (the “Reporting Person” and the “Schedule 13-D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13-D. Except as expressly amended and supplemented by this Amendment, the Schedule 13-D is not amended or supplemented in any respect.

Item 3. Source of Amount of Funds or Other Compensation

On June 25, 2012, Sandalwood Ventures, Ltd. (the “Company”) entered into a Share Exchange Agreement with Eco-Tek Group Inc., an Ontario corporation (“Eco-Tek”) and its shareholders (the “Eco-Tek Shareholders”).  The Eco-Tek Shareholders included Luciana D’Alessandris, Jim Vogiatzis, Michael Zitser and Sergey Kartsev who in April 2012, entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”), which closed in May 2012, and each purchased 1/4th of the total shares of common stock held by Edwin Slater, the Company’s then Chief Executive Officer (280,000,000 shares of common stock each or 1,120,000,000 shares of common stock in total, representing 93.7% of our then total outstanding shares of common stock) for $5,000, or $20,000 in aggregate.

Pursuant to the Share Exchange Agreement, which closed on June 29, 2012, the Company acquired 100% of the outstanding shares of common stock of Eco-Tek in consideration for an aggregate of 125,000,000 shares of the Company’s common stock which have been agreed to be issued to the shareholders of Eco-Tek.  A total of 26,112,813 of those shares will be issued to the Reporting Person.

Effective June 25, 2012, Ira Morris, who held all 1,000 shares of the Company’s outstanding Series A Preferred Stock, which provided him 51% voting control over the Company, entered into a Stock Purchase Agreement (as amended and restated) with Luciana D’Alessandris, Jim Vogiatzis, Michael Zitser and Sergey Kartsev (the “Sellers”) and purchased all 1,120,000,000 of the shares of common stock originally purchased by such individuals pursuant to the Stock Purchase Agreement with Mr. Slater, which closed in May 2012 in consideration for $5,600 and all 1,000 shares of the Series A Preferred Stock which he held ($1,400 and 250 shares of Series A Preferred Stock to each Seller).

Subsequent to the closing of the purchase of the shares by Mr. Morris, Mr. Morris entered into a Cancellation of Shares Agreement with the Company and agreed to cancel 1,070,000,000 of the shares purchased by him in the Stock Purchase Agreement in consideration for $20,000 (the “Cancellation” and the “Cancellation Agreement”).

As a result of the Cancellation and the Share Exchange Agreement, the Company will have 250,819,800 shares of common stock issued and outstanding, provided that the shares issuable in connection with the Share Exchange Agreement and cancellable in connection with the Cancellation Agreement have not been issued or cancelled as of the date of this filing, but will be issued and cancelled, respectively (the “Share Transactions”) shortly after the date of this filing.  Throughout this filing the disclosures assume for all purposes that the Share Transactions have occurred.

As a result of the Stock Purchase Agreement, the Reporting Person sold 280,000,000 shares of common stock (representing all of the shares of common stock then held by the Reporting Person) to Mr. Morris and acquired 250 shares of Series A Preferred Stock and as a result of the Share Exchange Agreement, the Reporting Person will receive 26,112,813 shares of common stock in exchange for the shares of Eco-Tek held by the Reporting Person.

The holders of the Series A Preferred Stock, voting separately as a class are entitled to vote in aggregate, on all shareholders matters, 51% of the total vote on such shareholder matters, no matter how many shares of common stock or other voting stock of the Company are issued or outstanding in the future (the “Super Majority Voting Rights”).  Additionally, the Company is prohibited from adopting any amendments to the Company’s Bylaws, Articles of Incorporation, as amended, making any changes to the Certificate of Designation establishing the Series A Preferred Stock, or effecting any reclassification of the Series A Preferred Stock, without the affirmative vote of at least 66-2/3% of the outstanding shares of Series A Preferred Stock. However, the Company may, by any means authorized by law and without any vote of the holders of shares of Series A Preferred Stock, make technical, corrective, administrative or similar changes to such Certificate of Designation that do not, individually or in the aggregate, adversely affect the rights or preferences of the holders of shares of Series A Preferred Stock.

Item 5. Interest in Securities of the Issuer

(a)
The Reporting Person beneficially owns 26,112,813 shares of common stock, representing 10.4% of the Company’s outstanding shares of common stock and 250 shares of Series A Preferred Stock, representing 25% of the Company’s outstanding Series A Preferred Stock, which Series A Preferred Stock provides such Reporting Person the right to vote 12.75% of the Company’s voting stock, providing the Reporting Person the right to vote (common and Series A Preferred Stock) in aggregate 17.9% of the Company’s outstanding voting shares (when including the entire 51% voting right of the Series A Preferred Stock shares).

(b)
The Reporting Person holds the sole power to vote and direct the vote and the sole power to dispose and to direct the disposition of all 26,112,813 shares of common stock and 250 shares of Series A Preferred Stock of the Company.

(c)	None other than as described in Item 3.

(d)
No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 26,112,813 shares of common stock and 250 shares of Series A Preferred Stock held by the Reporting Person.

(e)	N/A

 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2012

By:	/s/ Jim Vogiatzis
Jim Vogiatzis